UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID No.
60.746.948/0001-12

Osasco, SP, April 4,  2016

Notice to Shareholders

Banco Bradesco S.A. hereby informs its shareholders and the market the approval, by the Central Bank of Brazil, on this date, of the capital stock increase process in the amount of R$8,000,000,000.00, increasing it from R$43,100,000,000.00 to R$51,100,000,000.00, with 10% (ten percent) bonus stock (1 new share for each 10 shares of the same type held), as resolved in the Special Shareholders’ Meeting held on March 10, 2016, informing that:

1)    the shareholders registered in the Bank’s books on April 15, 2016 will be benefited. As of April 18, 2016, the shares will be traded ex-bonus;

2)    the bonus shares will be included in the shareholders’ position on April 20, 2016, and they will be available on April 22, 2016;

3)    monthly interest on shareholders’ equity will be maintained at  R$0.017249826 per common share and R$0.018974809 per preferred share (gross), and the payment will be made by the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, net of withholding income tax of 15% (fifteen percent). They will continue to be paid in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity. Withholding income tax does not apply to legal entities that are exempt from such taxation;

4)    considering the bonus shares to be incorporated into shareholders’ position on April 20, 2016, there will be an increase of 10% (ten percent) over the amounts paid monthly as from the interest referring to the month of May 2016.

By appropriate, it informs that:

•      the unit value of the bonus shares is R$15.845572693, pursuant to the provisions in Article 10 of Law No. 9,249, of December 26, 1995 (amended by Law No. 12,973/14), and in Paragraph One of Article 58 of Brazilian Federal Revenue Service Normative Instruction No. 1,585, of August 31, 2015, which will be included in the “Statement of Book-Entry Shares for the 2017 Income Statement, referring to the 2016 Calendar Year”;

•      for the shareholders who want to transfer fractions of shares resulting from the bonus stock, it is established the period from April 22, 2016 to May 23, 2016, pursuant to the provisions of Paragraph Three of Article 169 of Law No. 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on June 3, 2016, at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), and the respective amounts will be made available to shareholders entitled thereto on June 20, 2016, as follows:

a)    to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)   to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shares composing the capital stock will have equal participation, as of April 20, 2016,  in the monthly interest on shareholders’ equity and eventually complementary ones  and/or dividends to be declared, as well as, fully, to any other advantages as of mentioned date.

According to what has been said, the monthly interest on shareholders’ equity related to the month of May will be paid, on June 1, 2016, to the shareholders registered in the Company’s records on May 2, 2016 (declaration date and record date of right).  The Company’s shares will be traded “ex-right” on interest from May 3, 2016 on.

Any clarification may be obtained on the Investor Relations Website - www.bradesco.com.br/ir or at the Bradesco’s Network Branches.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.